UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 13, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL PRESENTS INDIAN PHASE I RABIES ANTIBODY COCKTAIL STUDY, POSITIVE RESULTS
ENABLE PROMPT PROGRESSION TOWARDS PHASE II STUDIES

LEIDEN, THE NETHERLANDS, 30 NOVEMBER 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced the results of the second clinical evaluation of their rabies monoclonal antibody cocktail. Data for the Phase Ib study conducted in India which started in April 2007 indicate that the cocktail is well tolerated, provides the expected neutralizing activity and that it can be safely administered in combination with a rabies vaccine. The results are presented today, by Dr. Christophe Python, at the Joint International Tropical Medicine Meeting 2007 in Bangkok, Thailand.

The clinical trial was a randomized, double-blinded, placebo controlled study in healthy volunteers that tested the human monoclonal antibody cocktail against rabies alone, in a dose escalation design, as well as in combination with a rabies vaccine. In the first, blinded, part of the study, in which solely the antibody cocktail was given, rabies virus neutralizing activity could be demonstrated at both dose levels that were administered. In the second, open, part of the study, in which the rabies antibody cocktail was administered in combination with a rabies vaccine, all volunteers seroconverted within 14 days upon the initiation of treatment. A level of rabies virus neutralizing activity (i.e. > 0.5 IU/mL) was achieved that is considered to provide protection against the deadly virus, thus proving that the antibody cocktail can be safely co-administered in line with standard therapy. The data from the Indian study confirm and extend the results of the first-in-human Phase I study conducted in the US, which was presented on 3 October 2007 at the XVIII Rabies in the Americas RITA conference in Mexico. The combined data from both Phase I studies prompt the progression towards Phase II studies which are expected to start in the first half of 2008 in the US and the Philippines.

"The positive results from both studies, together with the Fast Track designation for this antibody cocktail which we were awarded just recently, supports our commitment to moving as fast as possible to address the unmet medical need that exists for rabies," said Dr. Jaap Goudsmit, Chief Scientific Officer.

On 13 November 2007, Crucell announced that it had been granted Fast Track designation for its rabies antibody cocktail by the Food and Drug Administration's (FDA) Department of Health and Human Services. The Fast Track program facilitates the development and expedites the review of new drugs that are intended to treat serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs.

Crucell is developing the rabies antibody cocktail for the post-exposure prophylaxis of rabies. The antibody cocktail is a combination of two human monoclonal antibodies and is produced with the use of Crucell's MAbstract(R) and PER.C6(R) technologies. Based on market needs, peak sales for Crucell's rabies antibody cocktail are expected to exceed US$ 300 million.

Crucell has already contracted DSM Biologics, its alliance partner for the PER.C6(R) technology platform, for the process validation and manufacturing of antibody batches for phase III clinical efficacy studies.

ABOUT RABIES
Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of the disease have appeared. Lethal rabies is prevented by post-exposure prophylaxis (PEP) via the combined administration of a rabies vaccine and RIG following the bite of a rabid animal. Current supply and quality of rabies vaccine is sufficient, but RIG is in short supply and carries certain safety risks.

Rabies is prevalent in Europe, Asia, North and South America as well as Africa. Every year, approximately 10 million people are vaccinated worldwide. With the exception of the US and Europe, most of these people do not receive RIG due to shortages and are therefore not adequately protected. As a result, an estimated 40,000 to 70,000 people die of the disease each year, mainly in Asia.

ABOUT CRUCELL'S RABIES ANTIBODY COCKTAIL PROGRAM
Crucell develops the antibody cocktail using its PER.C6(R) technology, which offers large-scale manufacturing capabilities and production under serum-free culture conditions. Crucell's rabies monoclonal antibody cocktail offers the potential for replacing the traditional serum-derived products that are currently still used for the treatment of rabies. Based on market needs, peak sales for Crucell's cocktail are expected to exceed US$ 300 million.

ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

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ABOUT MABSTRACT(R) TECHNOLOGY
Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6(R) production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                 INVESTORS/ANALYSTS:
Barbara Mulder                         Oya Yavuz
Director Corporate Communications      Director Investor Relations
Tel: +31-(0)71-519 7346                Tel. +31-(0)71-519 7064
press@crucell.com                      ir@crucell.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   December 13, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer